CYTEC INDUSTRIES INC.
Five Garret Mountain Plaza
West Paterson, NJ 07424
973-357-3140
Fax: 973-357-3058
Roy.Smith@cytec.com


                                             December 7, 2007

Mr. Timothy A. Geishecker
Chief Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:   Cytec Industries Inc.
           Definitive 14A Filed on March 9, 2007
           File No. 1-12372

Dear Mr. Geishecker:

     This letter responds to your comment letter dated September 26, 2007, with respect to the above-captioned filing. We have carefully reviewed your comments and will revise the Company's disclosures in our future filings consistent with our responses to your comments as set forth on the attachment hereto. Our responses to your comments assume that the Company's compensation processes in the future remain similar to those disclosed in the 2007 proxy statement. All page references in the attachment are to the 2007 proxy statement. The Compensation and Management Development Committee of our Board has also reviewed and agreed with our response.

     In connection with our response to your comments, we acknowledge that:

          o we are responsible for the adequacy and accuracy of the disclosure in our filings;
          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     To facilitate the review, your comments are reproduced in the attached pages, followed by the Company's responses. Any questions on the attached responses should be addressed to the undersigned at (973) 357-3140.

                                             Very truly yours,

                                             /s/ Roy Smith
                                             -------------

                                             Roy Smith
                                             Vice President, General Counsel
                                             and Secretary

Attachment
cc:  J.E. Marosits, Vice President, Human Resources, Cytec Industries Inc.

                                   ATTACHMENT


1. Please disclose the standards you apply when determining to approve or ratify transaction with related persons. Refer to Item 404(b) of Regulation S-K.

          The Company acknowledges the Staff's comment and will revise its disclosure in future filings accordingly. There have not been any related person transactions between Cytec and its executive officers or directors during the past two years. At the time the Company's 2007 proxy statement (the "Proxy Statement") was published, Cytec did not have a policy on approval or ratification of transactions with related persons. Since that date, our Board has adopted a policy that any related person transaction that would be required to be disclosed in the Company's proxy statement must be approved by the Governance Committee of the Board of Directors and that the Governance Committee must consider the following four factors in determining whether or not to approve a related person transaction: (i) is the transaction proposed in the ordinary course of business of the company and the related person; (ii) are any alternative transactions available; (iii) is the transaction on terms at least as favorable to the company as available from unrelated third parties; and (iv) does the transaction pose any more risks to the Company than transactions available from unrelated third parties. The Governance Committee may consider additional factors it determines important to the decision. We will disclose this policy in future filings.


2. Please provide specific analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, you provide little, if any, analysis of how the application of the formula for the awarding of short-term cash incentive compensation resulted in the specific payouts set forth in column (f) of the Summary Compensation Table. Provide a description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual's performance that the Committee considered in determining specific payout levels for 2006. Notwithstanding the disclosure in the first full paragraph of page 29, please consider providing a specific example of how the respective weighted factors in the formula work in practice by applying the formula to an actual award made to a named executive officer in a given fiscal year. Similarly, there is little analysis of how you determined the number of stock appreciation rights. Please provide sufficient quantitative and qualitative analysis of the factors the Committee considered in making specific compensation awards and provide additional insight into the reasons why the Committee believes that the amounts you paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. See Item 402(b)(1)(v) of Regulation S-K.

          The Company acknowledges the Staff's comment and will revise its disclosure in future filings accordingly. Page 17 discloses that we determine the relative weight of annual pay, annual cash bonus and long-term incentives in reference to competitive benchmarks and that we choose targets to align executive interests with those of stockholders. The Proxy Statement discloses that approximately 70% of the value of long-term incentives is paid in stock appreciation rights and 30% is paid in three year performance cash awards (see page 19). In future filings, we will add a sentence explaining why the Compensation Committee believes this is the appropriate ratio. The grant levels for stock appreciation rights and performance cash awards are based on these percentages multiplied by the competitive benchmark.

          Page 18 discloses that the annual cash bonus is determined 60% based on target "adjusted EPS", as defined in the Proxy Statement, for the year and 40% on non-financial objectives for the year for all but two of the officers and we explain the formula for the two exceptions as well. As we explain on page 18, all of the officers except for two business unit presidents receive the same annual incentive multiplier because we believe using the same multiplier fosters the teamwork necessary for success. We will add a sentence in future filings to page 29 providing a specific calculation of the CEO's annual incentive award. We will disclose in future filings any non financial objective which is material to the calculation of the annual bonus. In this regard, we note that there were eight specific categories of non-financial objectives in 2006 as disclosed on page 18 with each of the eight categories accounting for 5-20% of the total non-financial achievement. Because each of these categories included several goals, in 2006 there were a total of more than 60 non-financial performance goals. None of the individual objectives was material to the determination of the overall annual cash bonus.


3. Please disclose the specific items of corporate performance and individual objectives used to determine incentive amounts and discuss how your incentive awards are specifically structured around these performance goals and objectives. See Item 402(b)(2)(v) of Regulation S-K. Refer to your description of targets and percentages on pages 18 and 19. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

          The Company acknowledges the Staff's comment and will revise its disclosure in future filings accordingly. As discussed more fully in response to comment 6 below, no individual objectives are used to determine incentive amounts. Our incentive awards are designed to reward achievements in the short and long run that we and our Compensation Committee believe will increase the value of Cytec stock over time. See page 17. The annual cash bonus is based on achieving the target for adjusted EPS as set forth in the business plan for that year as well as the most important non-financial objectives for the Company for that year (see page 18). We disclosed the adjusted EPS target for 2006 on page 29. In future filings, we will disclose the adjusted EPS target for the most recent year and the bonus payout percentage based on actual adjusted EPS in comparison to that target as well as the adjusted EPS target for the then current year. We currently disclose the methodology used to determine the targets for the performance cash awards on page 19. In future filings, we will continue to provide this methodology as well as the target point numbers for the most recent year, and for any new awards granted in the then current year.

4. There is minimal analysis and discussion of the effect individual performance has on compensation awards despite disclosure that indicates that you make compensation-related decisions in connection with non-quantitative achievements. Refer to disclosure on pages 18 and 19. Please provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

          The Company acknowledges the Staff's comment and will revise its disclosure in future filings accordingly. We currently disclose that each officer's annual salary adjustment is based on his or her performance in light of the median salary for his or her position, as well as his or her experience, sustained performance levels and internal equity (See page 18). We will add disclosure in future filings that this is the primary manner in which individual performance affects compensation of executive officers at Cytec, although in case of material over performance, the Compensation Committee may award an officer a special recognition award or a larger annual bonus than provided for under our annual bonus plan and in case of material underperformance, the Compensation Committee may award an officer a smaller bonus than provided for under our annual bonus plan. As we currently disclose on page 18, the multiplier (the "Corporate Incentive") applied to determine each officer's annual bonus is, except in cases of material under or over performance, the same for all executive officers except for the two business unit presidents. The two business unit president's bonuses are based 70% on the performance of their business and 30% on the Corporate Incentive. We disclose on page 29 the performance of the two business unit presidents with respect to their financial targets for 2006.


5. Please provide a materially complete description of the Committee's processes and procedures for the consideration and determination of executive compensation. See Item 407(e)(3) of Regulation S-K and Section V.D. of Commission Release 33-8732A. For example, discuss the role of Mr. Lilley in your compensation processes and his input during the crafting of compensation packages. Discuss whether or not Mr. Lilley makes recommendations to the Committee relating to measures, targets and similar items that affect his compensation.

          The Company acknowledges the Staff's comment and will revise its disclosure in future filings accordingly. We currently disclose that the CEO and the Vice President Human Resources review the performance of each officer other than the CEO with the Compensation Committee and recommend salary adjustments (See page 18). In future filings, we will provide additional disclosure that the CEO and Vice President, Human Resources review with the Compensation Committee the compensation survey data provided by the Committee's independent compensation consultant. Based on the feedback from the Compensation Committee regarding the survey data and the CEO's views of each officer's performance, the CEO and Vice President, Human Resources recommend salary adjustments for each officer other than the CEO.

          We will also add several sentences in future filings to the annual incentive section on page 18 to provide more detail to disclosure already made on page 29 to the effect that "At the end of each year, the officer group collectively assesses its performance in achieving the non-financial objectives for the year and recommends a percentage of par to be used on this part of the annual cash bonus calculation. The CEO presents this recommendation to the Compensation Committee which considers this recommendation, among other factors, in determining the par percentage for non-financial objectives for all officers, including the CEO. The Committee also reviews the actual adjusted EPS against the adjusted EPS target for the year, which, together with the non-financial element, determines the combined full bonus amount. The payout on the annual cash bonus and all other compensation for the CEO is subject to approval by the independent directors of the Company's board."

          We will add similar disclosure regarding the review process for payouts to the Long-Term Incentives paragraph on page 19 of Cytec's proxy statement.

          We will also add a disclosure indicating that a similar review process, utilizing the independent compensation consultants' survey data, is used by the Compensation Committee to determine the number of stock appreciation rights and the size of the performance cash award granted to each officer as well as each officer's target annual cash bonus as a percentage of his or her base pay.

          We will add more specific disclosure in future filings on the determination of the CEO's annual salary and grants of annual and long term incentive awards as follows: "The Compensation Committee reviews the competitive benchmark data for the CEO and the performance of the CEO with the independent directors and makes recommendations on the CEO's salary and incentive awards to be granted during the following year. These recommendations are discussed by the independent directors and revised if deemed appropriate and then approved by the independent directors. The CEO does not participate in this process."


6. Please identify material differences in compensation policies with respect to individual named executive officers in the Compensation Discussion and Analysis. Please refer to Section II.B.1 of Commission Release No. 33-8732A. Refer to the disparities in Mr. Lilley's salary, the amounts you awarded to him under your non-equity incentive programs and the option award you made on February 8, 2006. Please provide a detailed discussion of how and why Mr. Lilley's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from the other officers, please discuss this on an individualized basis.

          The Company acknowledges the Staff's comment and will revise its disclosure in future filings accordingly. We do not have material differences in compensation policies with respect to the individual named executive officers except as already disclosed in the proxy statement. We disclose that the two business unit presidents have different goals to determine their annual bonus award than the other officers. We also detail on page 29 any material perquisites each of the named executive officers receive which differ from officer to officer. We discuss on page 26 our Deferred Compensation plan (Section 162(m)), which is a plan available only to Mr. Lilley because only his compensation has been high enough to be affected by Section 162(m).

          Our basic philosophy as disclosed on page 17 is to target executive base salaries and annual bonuses at 5% below the median of a competitive benchmark and long term incentive compensation at the 62.5 percentile of a competitive benchmark. Mr. Lilley's compensation levels differs from the other officer's, and the components of his compensation vary from the other officers, primarily because the competitive benchmark for base pay, annual bonus and long-term incentives for CEOs varies materially from the competitive benchmark for other officers.


7. Please disclose by footnote the vesting dates of options and shares of stock at fiscal-year end. Refer to Instruction 2 to Instructions to Item 402(f)(2).

          The Company acknowledges the Staff's comment and will revise its disclosure in future filings accordingly.


8. Please describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that triggered payments or provision of benefits under the various employment agreements and change of control arrangements. Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of
     Item 402 of Regulation S-K.

          The Company acknowledges the Staff's comments and will revise its disclosure in future filings accordingly.


9. With respect to the option awards, clarify in footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis.

          The Company acknowledges the Staff's comment and will revise its disclosure in future filings accordingly.